Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Li Auto Inc.
理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2015)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

The board (the "**Board**") of directors (the "**Directors**") of Li Auto Inc. ("**Li Auto**" or the "**Company**") is pleased to announce the unaudited annual consolidated results of the Company for the year ended December 31, 2023 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2022. These annual results have been prepared under generally accepted accounting principles in the United States (the "**U.S. GAAP**") and reviewed by the audit committee (the "**Audit Committee**") of the Board.

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" heading in the "Notes to the Unaudited Condensed Consolidated Financial Statements" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2022	**2023**	Change (%)
	(RMB in thousands, except percentages)		
Revenues	45,286,816	**123,851,332**	173.5%
Gross profit	8,790,456	**27,496,751**	212.8%
(Loss)/Income from operations	(3,654,877)	**7,406,877**	N/A
(Loss)/Income before income tax	(2,159,355)	**10,451,763**	N/A
Net (loss)/income	(2,032,348)	**11,809,125**	N/A
Comprehensive (loss)/income attributable to the ordinary shareholders of Li Auto Inc.	(684,454)	**11,673,367**	N/A
Non-GAAP Financial Measures:			
Non-GAAP net income	20,817	**12,197,569**	58,494.3%

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net income in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,	
	2022	**2023**
	(RMB in thousands)	
Net (loss)/income	(2,032,348)	**11,809,125**
Share-based compensation expenses	2,053,165	**2,378,689**
Release of valuation allowance on deferred tax assets	–	**(1,990,245)**
Non-GAAP net income	20,817	**12,197,569**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2023, riding on our success of three SUV models amid fierce industry competition, Li Auto not only claimed the best-selling brand among SUVs priced above RMB300,000 but also secured the top-seller position in the RMB300,000 and higher NEV market in China. The total deliveries of Li Auto vehicles reached 376,030 in 2023, representing a year-over-year increase of 182.2%, making us the first Chinese emerging new energy automaker to cross the 300,000 annual delivery milestones. As a result, our total revenues continued to grow, soaring by 173.5% year-over-year to RMB123.85 billion. As of December 31, 2023, our cumulative deliveries reached 633,364 vehicles.

Products

The surge in our deliveries in 2023 and the growing popularity of our vehicles demonstrate the formidable competitive prowess embedded in our products. In addition, we continually expand our vehicle line-up to cater to the diverse travel needs of our family users.

On February 8, 2023, we officially launched Li L7, a five-seat flagship family SUV with three trim levels, Air, Pro, and Max, along with our Li L8 Air model. We subsequently launched Li L9 Pro on August 3, 2023. As such, Li L9, Li L8, and Li L7 further enhance our coverage of the RMB300,000 to RMB500,000 price range.

We unveiled Li MEGA, our high-tech flagship family MPV, at the 21st Guangzhou International Automobile Exhibition on November 17, 2023. Boasting superior performance across safety, BEV technologies, interior space, drivability, and comfort, as well as contour design, Li MEGA garnered immediate widespread market attention. Li MEGA was open for reservations starting from November 17, 2023, and we currently expect to officially launch Li MEGA on March 1, 2024.

Leveraging our enhanced product strengths and operating efficiency, we have consistently set new record highs in deliveries. Notably, each of the Li L9, Li L8, and Li L7 models has surpassed the significant milestone of 100,000 cumulative deliveries, solidifying leading positions in their respective market segments. Li Auto has further established itself as the best-selling brand among SUVs priced above RMB300,000 in China.

With safety at our core, we remain committed to delivering vehicles to our users with high safety standards. In April 2023, the China Insurance Automotive Safety Index (C-IASI) Management Center awarded Li L8 the highest safety "G" rating across occupant safety, pedestrian safety, and assistance safety. Also, in April 2023, Li L9 earned a five-star safety rating with a comprehensive score of 91.3%, the highest comprehensive score among SUVs tested under the latest China New Car Assessment Program (C-NCAP) released by China Automotive Technology and Research Center Co, Ltd. In August 2023, Li L7 received the top "G" rating in the three same C-IASI valuation categories. In the assistance safety category, Li L7 scored a historical high of 99.8% for SUVs under the C-IASI.

Supply Chain

In 2023, Li Auto has further optimized its supply chain management system to efficiently support the rapidly expanding product matrix and swiftly growing market demands. We have implemented integrated supply chain transformations, reinforced category management based on the characteristics of supply materials and their associated risks, and managed suppliers through measurable assessment criteria and performance metrics, considerably boosting our procurement capabilities and supply chain resilience. Furthermore, Li Auto has fostered in-depth collaboration and conducted quality enhancement trainings with supply chain partners, continually breaking through bottlenecks in component supply and elevating the quality of supplied products.

Manufacturing

We remain committed to operating our own manufacturing facilities, with established manufacturing bases in Changzhou and Beijing, China. The Changzhou manufacturing base focuses on producing EREVs, while the Beijing manufacturing base is preparing for the launch of the inaugural BEV, Li MEGA. With respect to intelligent manufacturing, we leverage advanced automation equipment, self-developed operating and manufacturing systems, and quality control data systems to achieve comprehensive monitoring, quality control, and efficiency enhancement throughout the entire production process. In 2023, to support our multi-platform and multi-model development, we have evolved our manufacturing management structure from single-factory production management to multi-base, multi-model production operations. This progression facilitates standardization and collaboration across multiple bases, effectively supporting our rapidly growing production demands.

Direct Sales and Servicing Network

Prompted by the launch of more models, the surge in sales volumes, and our brand's bolstering influence, we have persistently refined our strategies to expand and manage our direct sales network. We have established larger retail stores in shopping malls with high traffic and popular auto sales parks to effectively boost the exposure of our brand and products while providing consumers with comprehensive and in-depth test-drive experiences. Moreover, we encourage regional retail managers to formulate and adjust sales and operating strategies flexibly based on local market conditions, thereby promoting an increase in sales volumes and market share for Li Auto. As of December 31, 2023, we had 467 retail stores in 140 cities, as well as 360 servicing centers and Li Auto-authorized body and paint shops operating in 209 cities.

We also made progress in developing our 5C super charging network to prepare for the launch of our BEVs. As of December 31, 2023, we had built 307 super charging stations along highways nationwide, surpassing our goal of 300 stations. Our 5C super charging network now covers four major economic zones in China, namely the Beijing-Tianjin-Hebei Economic Belt, the Yangtze River Delta, the Greater Bay Area, and the Sichuan-Chongqing Economic Belt.

Research and Development

With the support and recognition of over 600,000 users, we have been continually advancing our research and development efforts across products, platforms, and systems, among others. In 2023, our research and development expenses reached RMB10.59 billion, accounting for 8.5% of our total revenues, and our research and development personnel reached 6,726 as of December 31, 2023.

In the first half of 2023, we unveiled our high-power charging solution. It includes an 800-volt electric drive system based on third-generation silicon carbide power modules, batteries with 5C charging capabilities, an advanced, wide temperature range thermal management system, and a 5C super charging network. The high-power charging solution will enable our BEVs to achieve a driving range of 500 kilometers with just a 12-minute charge, offering an energy replenishment experience as efficient as ICE vehicle refueling.

Since the delivery of Li L series, we have released over 20 OTA upgrades, implementing over 700 optimized functions and features. The official release of our OTA version 5.0 in December 2023 provided comprehensive upgrades across all of our Li L series models. With this upgrade, our Li AD Max 3.0 provides full scenario autonomous driving (Navigation on ADAS) and assisted driving (lane centering control) functions, as well as the industry's leading AEB active safety system and automated parking system. Additionally, Li Xiang Tong Xue, the updated smart in-car voice assistant built upon Mind GPT, the Company's self-developed multimodal large language model, has significantly improved in understanding, generating, knowledge memorizing, and reasoning capabilities, further enhancing the interactive experience in the smart space. Furthermore, we leveraged our self-developed thermal management system and the powerful algorithmic capabilities of our XCU controller, boosting the battery driving range by 15% to 20% during the winter.

Environmental, Social and Governance (ESG)

In September 2023, Li Auto's ESG rating was upgraded from "AA" to the highest "AAA" rating by MSCI ESG Research. This top rating is a testament to our accomplishments in sustainable development and social responsibility.

Termination of the ATM Offering

On September 27, 2023, we terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the Company's previously announced at-the-market offering program (the "**ATM Offering**") on the Nasdaq Global Select Market, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering. The Company is not subject to any penalties or liabilities relating to this termination.

The Company sold 13,502,429 ADSs representing 27,004,858 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$536.4 million before deducting fees and commissions payable to the sales agents of US$5.4 million and certain other offering expenses. The net proceeds of the ATM Offering were US$529.1 million, with the selling price ranging from US$37.8 per ADS to US$44.4 per ADS and average net selling price of US$39.2 per ADS.

The Company has used and currently still intends to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of December 31, 2023, we had utilized approximately 68% of the net proceeds for the purposes described above. To the extent that the net proceeds of the ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

Inclusion in the Hang Seng Index

The Company has been included as a constituent stock in the Hang Seng Index, effective from December 4, 2023. This inclusion reflects the recognition of the Company's business performance and investment value by investors.

Recent Developments After the Reporting Period

Delivery Update

In January 2024, we delivered 31,165 vehicles, representing a 105.8% increase from January 2023. As of January 31, 2024, we had 474 retail stores covering 142 cities, in addition to 360 servicing centers and Li Auto-authorized body and paint shops operating in 209 cities.

Business Outlook

Throughout 2024, we will further refine our product offerings and elevate our services qualities. Fueled by the sustained strong performance of our Li L9, Li L8, and Li L7, along with our product line-up expansion, we expect to further increase our market share in China's NEV market.

2024 will be an unprecedented year of growth for us, and we will establish a portfolio of eight well-designed models, including four EREVs and four BEVs, to address the evolving demands of our family users. Our 2024 launches will kick off in March with the official release and commencement of deliveries of our high-tech flagship family MPV, Li MEGA, alongside the rollout of our 2024 Li L9, Li L8, and Li L7 models. We are committed to accelerating the expansion of our 5C super charging network in line with our BEV development strategy.

As we forge ahead, we will continue to increase our investment in research and development and elevate our technical capabilities in autonomous driving, smart space, and smart electrification, while further expanding our sales and servicing network. Reinforced by our diverse product line-up, product strengths and enhanced synergies across our production, supply chain, and sales and servicing network, we will challenge ourselves with the goal towards the best-selling premium auto brand in China in 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2022	2023
	(RMB in thousands)	
Revenues:		
Vehicle sales	44,106,434	**120,294,667**
Other sales and services	1,180,382	**3,556,665**
Total revenues	45,286,816	**123,851,332**
Cost of sales:		
Vehicle sales	(35,688,343)	**(94,482,347)**
Other sales and services	(808,017)	**(1,872,234)**
Total cost of sales	(36,496,360)	**(96,354,581)**
Gross profit	8,790,456	**27,496,751**
Operating expenses:		
Research and development	(6,780,032)	**(10,586,129)**
Selling, general and administrative	(5,665,301)	**(9,767,955)**
Other operating income, net	–	**264,210**
Total operating expenses	(12,445,333)	**(20,089,874)**
(Loss)/Income from operations	(3,654,877)	**7,406,877**
Other (expense)/income		
Interest expense	(106,340)	**(86,251)**
Interest income and investment income, net	976,229	**2,082,948**
Others, net	625,633	**1,048,189**
(Loss)/Income before income tax	(2,159,355)	**10,451,763**
Income tax benefit	127,007	**1,357,362**
Net (loss)/income	(2,032,348)	**11,809,125**
Less: Net (loss)/income attributable to noncontrolling interests	(20,133)	**104,992**
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(2,012,215)	**11,704,133**
Net (loss)/income	(2,032,348)	**11,809,125**
Other comprehensive income/(loss)		
Foreign currency translation adjustment, net of tax	1,327,761	**(30,766)**
Total other comprehensive income/(loss)	1,327,761	**(30,766)**
Total comprehensive (loss)/income	(704,587)	**11,778,359**
Less: Net (loss)/income attributable to noncontrolling interests	(20,133)	**104,992**
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(684,454)	**11,673,367**

Revenue

Total revenue increased by 173.5% from RMB45.29 billion for the year ended December 31, 2022 to RMB123.85 billion for the year ended December 31, 2023.

Revenue from vehicle sales increased by 172.7% from RMB44.11 billion for the year ended December 31, 2022 to RMB120.29 billion for the year ended December 31, 2023, primarily attributable to the increase in vehicle deliveries.

Revenue from other sales and services increased by 201.3% from RMB1.18 billion for the year ended December 31, 2022 to RMB3.56 billion for the year ended December 31, 2023, primarily attributable to the increased sales of charging stalls, which is in line with higher vehicle deliveries, and the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales.

Cost of Sales

Cost of sales increased by 164.0% from RMB36.50 billion for the year ended December 31, 2022 to RMB96.35 billion for the year ended December 31, 2023, which was mainly driven by the increase in vehicle deliveries.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by 212.8% from RMB8.79 billion for the year ended December 31, 2022 to RMB27.50 billion for the year ended December 31, 2023. The increase in gross margin from 19.4% for the year ended December 31, 2022 to 22.2% for the year ended December 31, 2023 was mainly driven by the increase of vehicle margin.

Vehicle margin increased from 19.1% for the year ended December 31, 2022 to 21.5% for the year ended December 31, 2023. The increase in vehicle margin was mainly attributable to inventory provision and losses on purchase commitments related to Li ONE in 2022 and true-up adjustments of warranty reserve in 2023 based on updated estimate of costs of future claims, partially offset by the lower average selling price in 2023.

Research and Development Expenses

Research and development expenses increased by 56.1% from RMB6.78 billion for the year ended December 31, 2022 to RMB10.59 billion for the year ended December 31, 2023, primarily attributable to increased employee compensation as a result of growing number of staff as well as increased expenses to support our expanding product portfolios and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 72.4% from RMB5.67 billion for the year ended December 31, 2022 to RMB9.77 billion for the year ended December 31, 2023, primarily attributable to the increased employee compensation as a result of growing number of staff as well as the increased rental expenses associated with the expansion of our sales and servicing network.

(Loss)/Income from Operations

As a result of the foregoing, income from operations was RMB7.41 billion in 2023, compared with RMB3.65 billion loss from operations in 2022.

Interest Income and Investment Income, Net

Interest income and investment income, net increased by 113.4% from RMB976.2 million for the year ended December 31, 2022 to RMB2.08 billion for the year ended December 31, 2023, primarily attributable to the increased cash position[1] in 2023.

Others, Net

Others, net increased by 67.5% from RMB625.6 million for the year ended December 31, 2022 to RMB1.05 billion for the year ended December 31, 2023, primarily attributable to the increased government subsidies.

Income tax benefit

Income tax benefit increased by 968.7% from RMB127.0 million for the year ended December 31, 2022 to RMB1.36 billion for the year ended December 31, 2023, primarily attributable to the non-cash tax benefit of RMB1.99 billion being recorded in 2023 for the release of valuation allowance on certain deferred tax assets.

Net (Loss)/Income

As a result of the foregoing, net income was RMB11.81 billion in 2023, compared with RMB2.03 billion net loss in 2022.

Liquidity and Source of Funding and Borrowing

During the year ended December 31, 2023, we funded our cash requirements principally through cash generated from our operations and proceeds from share issuance through an ATM Offering. Details of the ATM Offering have been disclosed in the section headed "BUSINESS REVIEW AND OUTLOOK – Termination of the ATM Offering" of this announcement. Our cash position increased by 75.1% from RMB59.21 billion as of December 31, 2022 to RMB103.67 billion as of December 31, 2023.

The maturity profile of borrowings of the Group as at December 31, 2023 is set out in note 5 in the notes to the unaudited condensed consolidated financial statements of this announcement.

---

[1].   *Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits included in long-term investments.*

Significant Investments

The Group did not make or hold any significant investments during the year ended December 31, 2023.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2023.

Pledge of Assets

As at December 31, 2023, we pledged a restricted deposit of RMB0.48 million, compared with RMB1.94 billion as of December 31, 2022. We also secured certain manufacturing facilities and land use rights for borrowings as of December 31, 2023.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2023.

Gearing Ratio

As at December 31, 2023, the Company's gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 57.8% (as at December 31, 2022: 47.8%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2023.

Capital Commitment

As of December 31, 2023, capital commitment of the Company was RMB6.31 billion (as of December 31, 2022: RMB4.28 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

The total employee remuneration expenses for the year ended December 31, 2023, including share-based compensation expenses, were RMB12.14 billion, as compared to RMB7.43 billion for the year ended December 31, 2022.

Our employees' remuneration comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematically training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As at December 31, 2023, the Company had a total of 31,591 employees. The following table sets forth the total number of employees by function as of December 31, 2023:

Function	As of December 31, 2023
Research and Development	**6,726**
Production	**9,551**
Sales	**12,340**
General and Administrative	**2,974**
Total	**31,591**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li Xiang ("**Mr. Li**") performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Jiang Zhenyu, Prof. Xiao Xing, and Mr. Zhao Hongqiang (being the Company's independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2023 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the year ended December 31, 2023 is still in progress. The figures in respect of the Company's unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive (loss)/income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2023 as set out in this announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this unaudited financial information.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing, with Mr. Jiang as the chairman of the Nominating and Corporate Governance Committee.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2023. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement.

Events After the Reporting Period

There were no significant events that might affect the Company since December 31, 2023.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2023.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31,		
		2022	2023	
		RMB	RMB	US$
				Note 2(c)
Revenues:				
Vehicle sales		44,106,434	**120,294,667**	**16,943,150**
Other sales and services		1,180,382	**3,556,665**	**500,946**
Total revenues	6	45,286,816	**123,851,332**	**17,444,096**
Cost of sales:				
Vehicle sales		(35,688,343)	**(94,482,347)**	**(13,307,560)**
Other sales and services		(808,017)	**(1,872,234)**	**(263,699)**
Total cost of sales		(36,496,360)	**(96,354,581)**	**(13,571,259)**
Gross profit		8,790,456	**27,496,751**	**3,872,837**
Operating expenses:				
Research and development		(6,780,032)	**(10,586,129)**	**(1,491,025)**
Selling, general and administrative		(5,665,301)	**(9,767,955)**	**(1,375,788)**
Other operating income, net		–	**264,210**	**37,213**
Total operating expenses		(12,445,333)	**(20,089,874)**	**(2,829,600)**
(Loss)/Income from operations		(3,654,877)	**7,406,877**	**1,043,237**
Other (expense)/income:				
Interest expense		(106,340)	**(86,251)**	**(12,148)**
Interest income and investment income, net		976,229	**2,082,948**	**293,377**
Others, net		625,633	**1,048,189**	**147,634**
(Loss)/Income before income tax		(2,159,355)	**10,451,763**	**1,472,100**
Income tax benefit	8	127,007	**1,357,362**	**191,180**
Net (loss)/income		(2,032,348)	**11,809,125**	**1,663,280**
Less: Net (loss)/income attributable to noncontrolling interests		(20,133)	**104,992**	**14,788**

17

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (Continued)

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022	2023	
		RMB	RMB	US$
				Note 2(c)
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(2,012,215)	**11,704,133**	**1,648,492**
Weighted average number of ordinary shares used in computing net (loss)/earnings per share				
Basic	7	1,941,230,998	**1,967,863,759**	**1,967,863,759**
Diluted	7	1,941,230,998	**2,115,376,392**	**2,115,376,392**
Net (loss)/earnings per share attributable to ordinary shareholders				
Basic	7	(1.04)	**5.95**	**0.84**
Diluted	7	(1.04)	**5.55**	**0.78**
Net (loss)/income		(2,032,348)	**11,809,125**	**1,663,280**
Other comprehensive income/(loss)				
Foreign currency translation adjustment, net of tax		1,327,761	**(30,766)**	**(4,333)**
Total other comprehensive income/(loss)		1,327,761	**(30,766)**	**(4,333)**
Total comprehensive (loss)/income		(704,587)	**11,778,359**	**1,658,947**
Less: Net (loss)/income attributable to noncontrolling interests		(20,133)	**104,992**	**14,788**
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(684,454)	**11,673,367**	**1,644,159**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2022	As of December 31, 2023	
		RMB	RMB	US$
				Note 2(c)
ASSETS				
Current assets:				
Cash and cash equivalents		38,478,016	91,329,030	12,863,425
Restricted cash		1,940,142	479	67
Time deposits and short-term investments		18,031,395	11,933,255	1,680,764
Trade receivable	3	48,381	143,523	20,215
Inventories		6,804,693	6,871,979	967,898
Prepayments and other current assets		1,689,860	4,247,318	598,222
Total current assets		66,992,487	114,525,584	16,130,591
Non-current assets:				
Long-term investments		1,484,491	1,595,376	224,704
Property, plant and equipment, net		11,187,898	15,745,018	2,217,639
Operating lease right-of-use assets, net		3,538,911	5,939,230	836,523
Intangible assets, net		832,620	864,180	121,717
Goodwill		5,484	5,484	772
Deferred tax assets		74,767	1,990,245	280,320
Other non-current assets		2,421,293	2,802,354	394,704
Total non-current assets		19,545,464	28,941,887	4,076,379
Total assets		86,537,951	143,467,471	20,206,970
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term borrowings	5	390,750	6,975,399	982,464
Trade and notes payable	4	20,024,329	51,870,097	7,305,750
Amounts due to related parties		7,190	10,607	1,494
Deferred revenue, current		569,234	1,525,543	214,868
Operating lease liabilities, current		696,454	1,146,437	161,472
Accruals and other current liabilities		5,684,644	11,214,626	1,579,547
Total current liabilities		27,372,601	72,742,709	10,245,595

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2022	As of December 31, 2023	
		RMB	RMB	US$
				Note 2(c)
Non-current liabilities:				
Long-term borrowings	5	9,230,807	**1,747,070**	**246,070**
Deferred revenue, non-current		581,598	**812,218**	**114,399**
Operating lease liabilities, non-current		1,946,367	**3,677,961**	**518,030**
Deferred tax liabilities		77,809	**200,877**	**28,293**
Other non-current liabilities		2,142,462	**3,711,414**	**522,742**
Total non-current liabilities		13,979,043	**10,149,540**	**1,429,534**
Total liabilities		41,351,644	**82,892,249**	**11,675,129**
Total shareholders' equity		45,186,307	**60,575,222**	**8,531,841**
Total liabilities and shareholders' equity		86,537,951	**143,467,471**	**20,206,970**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,		
	2022	**2023**	
	RMB	*RMB*	*US$*
			Note 2(c)
Net cash provided by operating activities	7,380,266	**50,693,521**	**7,140,033**
Net cash used in investing activities	(4,364,661)	**(12,068)**	**(1,700)**
Net cash provided by financing activities	5,639,392	**185,385**	**26,111**
Effect of exchange rate changes	1,270,097	**44,513**	**6,270**
Net change in cash, cash equivalents and restricted cash	9,925,094	**50,911,351**	**7,170,714**
Cash, cash equivalents and restricted cash at beginning of the year	30,493,064	**40,418,158**	**5,692,778**
Cash, cash equivalents and restricted cash at end of the year	40,418,158	**91,329,509**	**12,863,492**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1   GENERAL INFORMATION

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

In preparation for the initial public offering and listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX"), the Group underwent a reorganization (the "Reorganization") to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group's Business.

The Company's shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the year ended December 31, 2023 is presented in Renminbi and all values are rounded to the nearest thousand (RMB'000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the year ended December 31, 2023 was approved on February 26, 2024.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(c) Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive (loss)/income and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(d) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements' information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segment is presented.

3 TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2022 and December 31, 2023, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2022	As of December 31, 2023
Within 3 months	35,065	133,285
Between 3 months and 6 months	41	1,437
Between 6 months and 1 year	1	647
More than 1 year	13,274	8,154
Total	48,381	143,523

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4 TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2022	As of December 31, 2023
Trade payable for raw materials	15,410,150	**34,839,546**
Notes payable[i]	4,614,179	**17,030,551**
Total	20,024,329	**51,870,097**

(i) Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program.

An aging analysis of the trade and notes payable as at December 31, 2022 and December 31, 2023, based on the recognition date, is as follows:

	As of December 31, 2022	As of December 31, 2023
Within 3 months	19,806,395	**45,079,655**
Between 3 months and 6 months	124,122	**6,565,284**
Between 6 months and 1 year	31,051	**126,799**
More than 1 year	62,761	**98,359**
Total	20,024,329	**51,870,097**

The trade payable and notes payable are non-interest-bearing and are normally settled on 30-180 day terms.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Borrowings consist of the following:

	As of December 31, 2022	As of December 31, 2023
Short-term borrowings:		
Convertible debt[1]	–	**6,031,566**
Unsecured borrowing[2]	–	**688,231**
Secured borrowing[3]	283,785	**155,602**
Credit guaranteed borrowing[4]	106,965	**100,000**
Total short-term borrowings[5]	390,750	**6,975,399**

	As of December 31, 2022	As of December 31, 2023
Long-term borrowings:		
Secured borrowing[3]	2,065,927	**1,647,070**
Credit guaranteed borrowing[4]	751,165	**100,000**
Convertible debt[1]	5,913,715	**–**
Unsecured borrowing[2]	500,000	**–**
Total long-term borrowings	9,230,807	**1,747,070**
Total borrowings	9,621,557	**8,722,469**

(1)   In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

(All amounts in thousands, except for share and per share data)

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADSs) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADSs, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2023, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2023, the convertible debt was reclassified to short-term borrowings to reflect the early redemption right by the holders of the convertible debt on May 1, 2024.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2022 and 2023, the convertible debt related interest expense was RMB31,076 and RMB32,657, respectively. As of December 31, 2022 and 2023, the principal amount of the convertible debt was RMB6,006,968 and RMB6,108,829, and the unamortized debt issuance cost was RMB93,253 and RMB77,263, respectively.

(2) As of December 31, 2022, the Group obtained unsecured borrowing from a bank of RMB500,000 in the aggregate. The annual interest rates of these borrowings are approximately 1-year Loan Prime Rate ("LPR") published by the National Interbank Funding Center, minus 0.70%. The borrowing is denominated in RMB. The borrowing was fully repaid in 2023.

In November 2023, the Group issued RMB700,000 bonds in Mainland China. The bond has a term maturity of one year and bears coupon rate of 2.50% per annum.

(3) As of December 31, 2022, the Group obtained secured borrowings from several banks of RMB2,349,712 in the aggregate. The annual interest rates of these borrowings ranged from approximately the 5-year LPR minus 0.80% to 5-year LPR minus 0.31%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB. Borrowings of RMB1,559,703 was repaid in 2023.

(All amounts in thousands, except for share and per share data)

As of December 31, 2023, the Group obtained secured borrowing from several banks of RMB1,802,672 in the aggregate. The annual interest rate of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2022 and December 31, 2023. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of December 31, 2023.

(4) As of December 31, 2022, the Group obtained credit guaranteed borrowing from several banks of RMB858,130 in the aggregate. The annual interest rates of these borrowings ranged from 1-year LPR minus 0.90% to a secured overnight financing rate. The maturity dates ranged from June 29, 2024 to December 26, 2025. The borrowings are denominated in RMB and US. Borrowings of RMB309,900 denominated in RMB and US$50,000 denominated in USD was repaid in 2023.

As of December 31, 2023, the Group obtained credit guaranteed borrowing from one bank of RMB200,000 in the aggregate. The annual interest rate of this borrowing was approximately 1-year LPR minus 0.75%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2022 and December 31, 2023. One of the borrowings as of December 31, 2022 is denominated in US and contains covenants which includes limitations on liquidity ratios and requirements on stock price and vehicle deliveries.

(5) As of December 31, 2022 and 2023, the weighted average interest rate on short-term borrowings excluding convertible debt was 3.69% and 2.69%.

The following table summarizes the aggregate repayment schedule of the Company's borrowings, excluding convertible debt:

	For the year ending December 31
2024	**943,833**
2025	**266,331**
2026	**166,119**
2027	**167,749**
2028	**195,621**
2029 and thereafter	**951,250**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6 REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the year ended December 31,	
	2022	**2023**
Vehicle sales	44,106,434	**120,294,667**
Other sales and services	1,180,382	**3,556,665**
Total	45,286,816	**123,851,332**

Revenue by timing of recognition is analyzed as follows:

	For the year ended December 31,	
	2022	**2023**
Revenue recognized at a point in time	45,150,485	**123,623,481**
Including: Vehicle sales	44,106,434	**120,294,667**
Other sales and services	1,044,051	**3,328,814**
Revenue recognized over time	136,331	**227,851**
Total	45,286,816	**123,851,332**

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time primarily include (i) sales and instalment of charging stalls, (ii) sales of goods from online store, (iii) sales of accessories, (iv) one time maintenance services, (v) commission service fee and (vi) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7 (LOSS)/EARNINGS PER SHARE

Basic and diluted net (loss)/earnings per share have been calculated in accordance with ASC 260 for the years ended December 31, 2022 and 2023 as follows:

	For the year ended December 31,	
	2022	2023
Numerator:		
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(2,012,215)	**11,704,133**
Dilution effect arising from convertible debt	–	**32,657**
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net (loss)/earnings per share	(2,012,215)	**11,736,790**
Denominator:		
Weighted average ordinary shares outstanding – basic	1,941,230,998	**1,967,863,759**
Effects of dilutive securities		
Options and RSUs	–	**86,651,528**
Convertible debt	–	**60,861,105**
Weighted average ordinary shares outstanding – diluted	1,941,230,998	**2,115,376,392**
Basic net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(1.04)	**5.95**
Diluted net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(1.04)	**5.55**

For the years ended December 31, 2022 and 2023, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. As the Group incurred a loss for the year ended December 31, 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted, and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 91,499,552 and 60,861,105 for the year ended December 31, 2022.

8 TAXATION

(a) Value added tax ("VAT")

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales and instalment of charging stalls, sales of goods from online store and sales of accessories in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the years ended December 31, 2022 and 2023, RMB234,531 and RMB622,795 of VAT refunds were received and were recorded as Others, net.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b) **Income taxes**

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ"), Beijing CHJ Automobile Technology Co., Ltd. ("Beijing CHJ Automobile"), and Shanghai Lixiang Automobile Technology Co., Ltd. ("Shanghai Automobile") are qualified as a "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law") and eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Sichuan Li Xinchen Technology Co., Ltd. ("Sichuan Li Xinchen") is in line with China's Western Region Development Strategy for a preferential enterprise income tax rate of 15%.

Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology") was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable year of 2022, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2023.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023.

(All amounts in thousands, except for share and per share data)

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5%. Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Composition of income tax benefit for the years presented is as follows:

	For the year ended December 31,	
	2022	**2023**
Current income tax expense	1,331	**446,225**
Deferred income tax benefit	(128,338)	**(1,803,587)**
Total	(127,007)	**(1,357,362)**

The Company monitors the realizability of deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2023, based on the relevant weight of positive and negative evidence, including the amount of taxable income in this year which is objective and verifiable, and consideration of expected future taxable income, the Company concluded that it is more likely than not that deferred tax assets related to certain subsidiaries are realizable. As such, the Company released RMB1,990,245 of valuation allowances associated with such deferred tax assets as of December 31, 2023.

(c)   Consumption tax

Chongqing Lixiang Automobile Co Ltd. ("Chongqing Lixiang Automobile") and Beijing Lixiang Automobile Co Ltd. ("Beijing Lixiang Automobile"), as subsidiaries of the Company, are eligible for consumption tax rate of 3% and related surcharge.

9   DIVIDEND

The Board did not recommend the distribution of any annual dividend for the years ended December 31, 2022 and 2023.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The annual report for the year ended December 31, 2023 will be made available for review on the same websites in due course.


By order of the Board
Li Auto Inc.
Li Xiang
Chairman


Hong Kong, February 26, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Mr. Zhao Hongqiang, Mr. Jiang Zhenyu, and Prof. Xiao Xing as independent non-executive directors.